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                           November 19, 2021

       Joseph Oliveto
       Chief Executive Officer
       Milestone Pharmaceuticals Inc.
       7422 Carmel Executive Park Drive, Suite 300
       Charlotte, NC 28226

                                                        Re: Milestone
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261049

       Dear Mr. Oliveto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Ryan S. Sansom, Esq.